EXHIBIT 99.3

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2021 FIRST QUARTER RESULTS

HONG KONG —August 31, 2020 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2021 first quarter ended June 30, 2020.

Net loss for the fiscal first quarter was $223,000, or $0.06 per share, compared with net loss of $102,000, or $0.03 per share, last year. Net sales for the same period were $2.1 million compared with $2.8 million a year earlier.

“The company’s financial results were negatively affected by the COVID-19 pandemic and the temporary closure of operations during the quarter at its Myanmar factory. The effects of the COVID-19-related closure were exacerbated because workers at the Myanmar factory could not return to work from year-end national holidays due to the impact of the pandemic on transportation, which essentially shut down operations for the month of April and impacted the month of May. These factors contributed to substantially lower sales volume in April and May. Both of our factories are now in full operation and we are encouraged by business trends,” said Roland Kohl, chairman, president and chief executive officer.

Gross profit for the 2021 fiscal first quarter was $520,000 compared with $746,000 in the same period a year ago, with gross profit as a percentage of sales approximately 25 percent compared with 26 percent a year ago.

Selling, general and administrative expense for the 2021 fiscal first quarter decreased by $182,000 – benefiting from sharp cost-cutting initiatives. As a percentage of net sales, SG&A expenses increased to 35 percent from 32 percent due to the sharp sales decrease for the quarter.

The company realized a currency exchange loss of $20,000 in the quarter compared with an exchange gain of $41,000 in the same period last year, primarily due to weakness in the RMB during the period.

Kohl highlighted the company’s solid financial position, with cash and cash equivalents of $ 9.1 million -- exceeding combined short- and long-term liabilities by $2.9 million. At June 30, 2020, the company had working capital of $8 million.

Total shareholders’ equity at June 30, 2020 was $10.7 million compared with $10.9 million as of March 31, 2020. The company’s current ratio at June 30, 2020 was 2.9 :1.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release, including all statements about operations in Yangon, Myanmar, the impact of the COVID-19 pandemic on the company’s longer-term business outlook, and the prospects of establishing longer-term relationships with new customers, are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2020	2019
Net sales	$2,057	$2,845
Cost of sales	1,537	2,099
Gross profit	520	746
Selling, general and administrative expenses	730	912
Operating (loss) / income	(210)	(166)

Non-operating income (expense):

Exchange gain (loss), net	(20)	41
Interest income	4	10
Gain/(loss) on disposal of asset	1	1
Other income (expense)	1	1
Total non-operating income (expenses)	(14)	53

Net (loss)/income before income taxes	(224)	(113)
Income taxes	-	-
Net (loss)/ income	(224)	(113)

Less: net gain/(loss) attributable to non-controlling interests	(1)	(11)

Net (loss)/income attributable to Highway Holdings Limited’s	($223)	($102)
Shareholders

Net (loss)/income per share – Basic and Diluted	($0.06)	($0.03)

Weighted average number of shares outstanding:
Basic	3,910	3,802
Diluted	3,910	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2020	2020
Current assets:
Cash and cash equivalents	$9,099	$8,827
Accounts receivable, net of doubtful accounts	1,119	2,008
Inventories	1,765	2,000
Prepaid expenses and other current assets	221	388
Total current assets	12,204	13,223

Property, plant and equipment, net	891	878
Operating lease right-of-use assets	3,497	3,710
Long-term deposits	263	263
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	16,950	18,169

Current liabilities:
Accounts payable	$749	$997
Operating lease liabilities, current	806	782
Accrued expenses and other liabilities	2,066	2,294
Income tax payable	571	564
Dividend payable	2	351
Total current liabilities	4,194	4,988

Operating lease liabilities, non-current	1,823	2,034
Deferred income taxes	229	229
Total liabilities	6,246	7,251

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,552	11,537
Accumulated deficit	(1,089)	(865)
Accumulated other comprehensive income/(loss)	190	196
Treasury shares, at cost – Nil shares as of June 30, 2020; and on March 31, 2020	-	-
Non-controlling interest	11	10
Total shareholders’ equity	10,704	10,918

Total liabilities and shareholders’ equity	$16,950	$18,169

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